SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   **December 31, 2000**

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to _____ to _____

Commission file number **333-86012**

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN
(Full title of the plan)

BERGEN BRUNSWIG CORPORATION
(Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, CA   **92868-3510**
(Address of principal executive offices of issuer of securities)   (Zip Code)

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

INDEX

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
   PharMerica, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our 2000 audit was made for the purpose of forming an opinion on the basic 2000 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
April 10, 2002

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS		
Cash and cash equivalents	$ 43,566	$ 17,260
Investments, at fair value (including $1,202,855 and $941,647 of participant loans at December 31, 2000 and 1999, respectively)	45,781,873	44,119,964
Receivables:		
Employer contributions	637,805	217,006
Accrued interest and dividends	32,012	28,367
Total receivables	669,817	245,373
TOTAL ASSETS	46,495,256	44,382,597
LIABILITIES		
Other liabilities	203,622	122,099
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 46,291,634	$ 44,260,498

See accompanying notes to financial statements.

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Interest and dividend income	$	3,671,447
Employer contributions		600,124
Employee contributions		7,110,871
Rollover contributions		593,126
Total additions		11,975,568
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to plan beneficiaries		4,759,943
Net depreciation in fair value of investments		5,167,117
Loan administration fees		7,535
Other		9,837
Total deductions		9,944,432
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS		2,031,136
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		44,260,498
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$	46,291,634

See accompanying notes to financial statements.

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000

1. **PLAN DESCRIPTION**

The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions can be found in the Plan document.

A. <u>General</u>

The Plan is a defined contribution plan established effective August 15, 1987 by Innovative Pharmacy Services, Inc. Capstone Pharmacy Services, Inc. ("Capstone") acquired Innovative Pharmacy Services and the Plan during the plan year ended December 31, 1995. Prior to the acquisition of Innovative Pharmacy Services, Capstone did not have a retirement plan. Capstone adopted and amended the Plan to allow all existing and future employees meeting eligibility requirements to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 1, 1996, Capstone amended the Plan, whereby the name was changed to Capstone Pharmacy Services, Inc. 401(k) Profit Sharing Plan and Trust. PharMerica, Inc. (the "Company") was formed as a result of the merger between Capstone and Pharmacy Corporation of America ("PCA"), a wholly owned subsidiary of Beverly Enterprises, Inc., on December 3, 1997. As a result of the merger, the Plan and the 401(k) plan of PCA were merged.

Effective January 1, 1998, the Company amended and restated the Plan, whereby the name was changed to PharMerica, Inc. 401(k) Profit Sharing Plan.

In April 1999, Bergen Brunswig Corporation ("Bergen") acquired the Company in a stock exchange transaction, pursuant to which the Company was merged into, and thereby became a wholly owned subsidiary of Bergen. The Plan continues to be operated in the same manner as that which existed immediately prior to the acquisition.

Reliance Trust Company, The Benefit Center, Inc. and Fidelity Investments Institutional Brokerage Group served as the passive trustee, record keeper, and custodian, respectively, for the Plan until June 1999. Subsequent to June 1999, all of these functions are performed by Merrill Lynch Benefits and Investment Solutions ("Merrill Lynch").

B. <u>Eligibility</u>

The Plan provides that every employee is eligible to become a participant in the Plan on the first day of the month following completion of 90 days of service.

C.   Contributions

Participants may elect to contribute up to a maximum of 15% of eligible compensation, subject to the limitations of the Internal Revenue Code. The Company may make a matching contribution for each participant who made an elective contribution in an amount determined at the discretion of the Company. Effective September 1, 1996, the Plan was amended so that the Company may make discretionary contributions to the Plan.

D.   Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and the Plan's net earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

E.   Vesting

Under the Plan, participants are immediately vested in their contributions. Participants vest in the Company's contributions as follows: 0% at less than 2 years of service, 25% at 2 years of service, 50% at 3 years of service, 75% at 4 years of service and 100% at 5 or more years of service.

F.   Rollovers

Rollovers from eligible retirement plans into the Plan are permitted for new employees of the Company upon enrollment in the Plan.

G.   Investment Options

All contributions are deposited with the Trustee. Contributions are then directed at the participant's discretion into the investment options described below:

1.   *AIM Equity Constellation Fund* - Funds are invested principally in common stocks of medium- and small-sized growth companies with the objective of growth of capital;

2.   *Bergen Brunswig Corporation Class A Common Stock* - Represents common stock shares of the Plan sponsor's parent, Bergen;

3.   *Merrill Lynch ("ML") Capital Fund* - Funds are invested in high-quality stocks, government and corporate bonds, and cash equivalents with the objective of total investment return;

4.   *ML Corporate Bond Fund* - Funds are invested in fixed-income securities with the objective of high levels of current income and capital appreciation;

5.   *ML Equity Index Trust* - Funds replicate the total return of the Standard & Poor's 500 Composite Stock Price Index;

6.   *ML Global Allocation Fund* - Funds are invested in U.S. and foreign equity, debt, and money-market securities with the objective of total investment return;

7. *ML Growth Fund* - Funds are invested in securities that many investors consider to be out-of-favor, but which management believes may have underlying value that is not immediately apparent. The Fund seeks growth of capital and income;

8. *ML Retirement Preservation Trust* - Funds are invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government-agency securities with the objective of preservation of capital, liquidity, and current income; and

9. *Templeton Foreign Fund* - Funds are invested in stocks and debt obligations of companies and governments outside the U.S. with the objective of long-term capital growth.

H.   Participant Loans

A participant may borrow from his or her account up to a maximum equal to the lesser of $50,000 or 50% of his or her vested account balance. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the loans to participants. Loans are collateralized by the vested balance in the participant's account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. All participant loans at December 31, 2000 and 1999 have stated interest rates ranging from 8.25% to 10.5%. The term of the loan may not exceed five years unless it qualifies as a home loan.

I.   Payment of Benefits

Benefits are payable at retirement in the form of a lump sum benefit. Benefits are also payable upon a participant's termination, death or total disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met. Benefits payable to participants at December 31, 2000 and 1999 were $75,606 and $102,325, respectively.

J.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A.   Basis of Accounting

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America with benefit payments reported on a cash basis, in accordance with guidelines of the American Institute of Certified Public Accountants.

B.   Investment Valuation and Income Recognition

Mutual funds and the collective trusts are recorded at fair value based on quoted market prices as of the last business day of the year. The participant loan amounts are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The difference between market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

C.   Other Liabilities

As of December 31, 2000 and 1999, the Plan was liable to refund excess employee contributions and earnings and matching contributions and earnings of several highly compensated employees in order to pass the Average Deferral Percentage test.   The distributions totaled $203,622 and $122,099, respectively.

D.   Payment of Benefits

Benefits are recorded when paid.

E.   Administrative Expenses

All administrative expenses are paid by the Company. Fees paid by the Plan on behalf of participants for loan administrative fees amounted to approximately $7,500 for the year ended December 31, 2000.

F.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

G.   Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with credit investment securities, changes in the values of investment securities could occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements.

H.   New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, *an Amendment of FASB Statement No. 133*, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan adopted SFAS No. 133, as amended, as of January 1, 2001. Plan management has determined that the impact of the adoption of SFAS No. 133, as amended, has not been material to the Plan's financial statements.

3.   **TAX STATUS**

The standardized prototype plan in effect through December 31, 1997 had received a favorable IRS opinion letter dated January 28, 1997 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. Subsequent to December 31, 2000, the Plan filed for a new determination letter.

4.   **PARTY-IN-INTEREST TRANSACTIONS**

Plan investments include shares of collective trusts and mutual funds managed by Merrill Lynch and, therefore, these transactions qualify as party-in-interest.

5.   **INVESTMENTS**

As of December 31, 2000 and 1999, the fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

	2000	**1999**
AIM Equity Constellation Fund	$ 8,311,832	$ 6,898,176
ML Equity Index Trust	17,211,074	19,252,101
ML Global Allocation Fund	9,249,314	8,789,244
ML Retirement Preservation Trust	5,962,280	5,783,095

The Plan's investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

	Year Ended December 31, 2000
Mutual funds and collective trusts	$ (5,439,433)
Bergen Brunswig Corporation Common Stock	272,316
	$ (5,167,117)

10

6.   **SUBSEQUENT EVENT**

In August 2001, Bergen and AmeriSource Health Corporation merged to form AmerisourceBergen Corporation. The Plan continues to be operated in the same manner as that which existed immediately prior to the merger.

<u>PHARMERICA, INC. 401(k) PROFIT SHARING PLAN</u>

FORM 5500, SCHEDULE H, PART IV, LINE 4I - ASSETS HELD FOR
INVESTMENT PURPOSES AS OF DECEMBER 31, 2000

IDENTITY OF ISSUER	DESCRIPTION OF ASSET	CURRENT VALUE
Merrill Lynch Benefits and Investments Solutions*	AIM Equity Constellation Fund	$ 8,311,832
	Bergen Brunswig Corporation Class A Common Stock	462,766
	ML Capital Fund	368,615
	ML Corporate Bond Fund	2,112,199
	ML Equity Index Trust	17,211,074
	ML Global Allocation Fund	9,249,314
	ML Growth Fund	491,816
	ML Retirement Preservation Trust	5,962,280
	Templeton Foreign Fund	409,122
Participant loans	Loans at interest rates from 8.25% to 10.50%	1,202,855
	Total	$ 45,781,873

* Denotes party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMERICA, INC. 401(k)
PROFIT SHARING PLAN

By: /s/   John M. Lanier
         John M. Lanier
         Vice President, Controller
         PharMerica, Inc.

May 31, 2002

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-86012 of AmerisourceBergen Corporation on Form S-8 of our report dated April 10, 2002, appearing in this Annual Report on Form 11-K of the PharMerica, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP

Tampa, Florida
May 30, 2002